SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
FENNEC PHARMACEUTICALS INC.
(formerly ADHEREX TECHNOLOGIES INC.)
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
31447P100
(CUSIP Number)
Philip Broenniman
Varana Capital, LLC
205 East 42nd Street, 14th Floor
New York, NY 10017
 (212) 993-1564
Copy to:
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176

Tel:  (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 11, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Varana Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

586,945

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

586,945

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

586,945

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%

14.	TYPE OF REPORTING PERSON

IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Varana Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

451,025

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

451,025

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

451,025

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Varana Capital Focused, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

135,920

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

135,920

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,920

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Broenniman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

94,026

8.	SHARED VOTING POWER

586,945

9.	SOLE DISPOSITIVE POWER

94,026

10.	SHARED DISPOSITIVE POWER

586,945

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

680,971

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ezra Gardner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

4,500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,500

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").
Item 1.	Security and Issuer.
This statement relates to the Common Stock, no par value per share (the "Shares"), of Fennec Pharmaceuticals Inc, a British Columbia, Canada registered Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709.
Item 2.	Identity and Background.
(a)-(c) This statement is filed by Varana Capital, LLC, a Delaware limited liability company ("Varana Capital"), Varana Capital Partners, LP, a Delaware limited partnership ("Varana Partners"), Varana Capital Focused, LP, a Delaware limited partnership ("Varana Focused"), Philip Broenniman and Ezra Gardner. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Varana Capital is the Investment Manager of Varana Partners, and Varana Focused.  Mr. Broenniman is the Managing Partner of Varana Capital.  By virtue of these relationships, each of Varana Capital and Mr. Broenniman may be deemed to beneficially own the Shares directly owned by each of Varana Partners and Varana Focused.
The business address of each of Varana Capital, Varana Partners, Varana Focused, Mr. Broenniman and Mr. Gardner is 205 East 42nd Street, 14th Floor, New York, New York 10017.
The principal business of each of Varana Partners and Varana Focused is that of a private investment fund engaged in the purchase and sale of securities for its own account.
The principal business of Varana Capital is providing investment management services to each of Varana Partners and Varana Focused.
Mr. Broenniman's principal occupation is serving as the managing member of Varana Capital
Mr. Gardner's principal occupation is serving as a member of Varana Capital.
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Varana Capital is organized as a limited liability company under the laws of Delaware. Each of Varana Partners and Varana Focused is organized as a limited partnership under the laws of Delaware. Messrs. Broenniman and Gardner are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.
The aggregate purchase price of the 451,025 shares owned directly by Varana Partners is approximately  $1,033,148, including brokerage commissions.  Such shares were acquired with the working capital of Varana Partners.
The aggregate purchase price of the 135,920 shares owned directly by Varana Focused is approximately  $367,085, including brokerage commissions.  Such shares were acquired with the working capital of Varana Focused.
The aggregate purchase price of the 94,026 shares owned directly by Mr. Broenniman is approximately  $204,977, including brokerage commissions.  Such shares were acquired with the personal funds of Mr. Broenniman.

The aggregate purchase price of the 4,500 shares owned directly by Mr. Gardner is approximately $9,225, including brokerage commissions.  Such shares were acquired with the personal funds of Mr. Gardner.
Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities are undervalued and represent an attractive investment opportunity. Depending upon other factors including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 13,707,306 Shares outstanding, which is the total number of Shares outstanding as of May 12, 2017 as reported in the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission (the "SEC") on May 12, 2017.
As of the date hereof, the Varana Partners directly owns 451,025 Shares representing 3.3% of the outstanding Shares.
As of the date hereof, the Varana Focused directly owns 135,920 Shares representing 1.0% of the outstanding Shares.
By virtue of its respective relationships with Varana Partners, and Varana Focused discussed in further detail in Item 2, Varana Capital may be deemed to beneficially own the 586,945 Shares owned directly by Varana Partners and Varana Focused representing 4.3% of all the outstanding Shares.
Mr. Broenniman directly owns 94,026 Shares, representing less than 1% of all the outstanding Shares.  By virtue of his relationship with Varana Capital, he may be deemed to be the beneficial owner of the 586,945 Shares beneficially owned by Varana Capital representing 4.3% of all the outstanding Shares, and together with his direct holdings, representing 5.0% of the outstanding Shares.
As of the date hereof, the Ezra Gardner directly owns 4,500 Shares representing less than 1% of all the outstanding Shares.
Collectively, the Reporting Persons beneficially own 685,471 Shares representing 5.0% of all of the outstanding Shares.
Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b) Varana Partners, Varana Capital and Mr. Broenniman have shared power to vote or direct the vote of the 451,025 Shares held by Varana Partners.
Varana Focused, Varana Capital and Mr. Broenniman have shared power to vote or direct the vote of the 135,920 Shares held by Varana Focused.
Mr. Broenniman has the power to vote or direct the vote of the 94,026 Shares that he directly holds.
Mr. Gardner has the power to vote or direct the vote of the 4,500 Shares that he directly holds.
Varana Partners, Varana Capital and Mr. Broenniman have shared power to dispose or direct the disposition of the 451,025 Shares held by Varana Partners.
Varana Focused, Varana Capital and Mr. Broenniman have shared power to dispose or direct the disposition of the 135,920 Shares held by Varana Focused.
Mr. Broenniman has the power to dispose or direct the disposition of the 94,026 Shares that he directly holds.

Mr. Gardner has the power to dispose or direct the disposition of the 4,500 Shares that he directly holds.
(c) Schedule A annexed hereto lists all transactions in securities of the Issuer during the past 60 days
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On May 18, 2017, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement"), in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
99.1 Joint Filing Agreement, dated May 18, 2017, by and among Varana Capital, Varana Partners, Varana Focused, Philip Broenniman and Ezra Gardner.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  May 18, 2017
VARANA CAPITAL, LLC

By:	Philip Broenniman as Managing Member

By:	/s/ Philip Broenniman
	Name:	Philip Broenniman
	Title:	Managing Member
VARANA CAPITAL PARTNERS, LP

By:	VARANA CAPITAL, LLC As General Partner

By:	/s/ Philip Broenniman
	Name:	Philip Broenniman
	Title:	Managing Member

VARANA CAPITAL FOCUSED, LP

By:	VARANA CAPITAL, LLC As General Partner

By:	/s/ Philip Broenniman
Name:
Title:

/s/ Philip Broenniman
PHILIP BROENNIMAN

/s/ Ezra Gardner
EZRA GARDNER

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, no par value, of Fennec Pharmaceuticals Inc. dated as of May 18, 2017 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  May 18, 2017
VARANA CAPITAL, LLC

By:	Philip Broenniman as Managing Member

By:	/s/ Philip Broenniman
	Name:	Philip Broenniman
	Title:	Managing Member
VARANA CAPITAL PARTNERS, LP

By:	VARANA CAPITAL, LLC As General Partner

By:	/s/ Philip Broenniman
	Name:	Philip Broenniman
	Title:	Managing Member

VARANA CAPITAL FOCUSED, LP

By:	VARANA CAPITAL, LLC As General Partner

By:	/s/ Philip Broenniman
Name:
Title:

/s/ Philip Broenniman
PHILIP BROENNIMAN

/s/ Ezra Gardner
EZRA GARDNER

SCHEDULE A
Transactions of the Reporting Persons During the Past 60 Days
The following transactions were effected by Varana Capital Focused, L.P.. in the Common Stock during the past 60 days:
Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)
17-May-17	3,000	3.6540
11-May-17	2,500	3.2285
27-Apr-17	2,500	3.6430
19-Apr-17	16,130	3.6000
19-Apr-17	(16,130)	3.6000
17-Apr-17	3,500	3.8450
11-Apr-17	5,033	4.0000
11-Apr-17	250	3.6000
7-Apr-17	2,800	3.2950
6-Apr-17	1,000	3.3500